Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 29,	September 30,
	2006	2005
	(In millions, except ratios)
Earnings:
Net income	$83.9	$50.3
Plus: Income taxes	26.7	29.3
Fixed charges	12.4	8.7
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$123.0	$88.3

Fixed Charges:
Interest expense	$9.8	$6.4
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	2.6	2.3

	$12.4	$8.7

Ratio of Earnings to Fixed Charges	9.92	10.15